U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                  001-31792

                   (Check One):

[   ]  Form 10-K           [   ]  Form 20-F      [   ]  Form 11-K

[ x ]  Form 10-Q           [   ]  Form 10-D      [   ] Form N-SAR

[   ]  Form N-CSR



For Period Ended:  March 31, 2009

         [  ]     Transition Report on Form 10-K

         [  ]     Transition Report on Form 20-F

         [  ]     Transition Report on Form 11-K

         [  ]     Transition Report on Form 10-Q

         [  ]     Transition Report on Form N-SAR

For the Transition Period Ended:
                                  -------------------


Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




Part I--Registrant Information

         Full Name of Registrant

             Conseco, Inc.

         Former Name if Applicable

             Not Applicable

--------------------------------------------------------------------------------

         Address of Principal Executive Office (Street and Number)

           11825 N. Pennsylvania Street

         City, State and Zip Code

           Carmel, IN  46032


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q; or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)


See attached Exhibit A.

Part IV--Other Information

          (1) Name and telephone number of person to contact in regard to this notification

                  John R. Kline                (317)                    817-6100
                  --------------------------------------------------------------

                  (Name)                    (Area Code)       (Telephone Number)


          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [ x ]  Yes     [   ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ x ]  Yes     [   ]  No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See attached Exhibit B.




                                  CONSECO, INC.
                                  -------------

                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      May 12, 2009               By: /s/ John R. Kline
       ---------------------             ----------------------------------
                                         John R. Kline, Senior Vice President
                                         and Chief Accounting Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  CONSECO, INC.
                            Exhibit A to Form 12b-25
                           Commission File No. 001-31792
                              Dated May 12, 2009


     Conseco, Inc.'s (the "Company") Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, cannot be completed within the prescribed time period. The Company needs additional time to finalize the analysis and disclosures related to its decision to early adopt FASB Staff Position No. FAS 115-2 and FAS 124-2 "Recognition and Presentation of Other-Than-Temporary Impairments". The Company's Form 10-Q for the quarterly period ended March 31, 2009, will be filed as soon as practicable.

                                  CONSECO, INC.
                            Exhibit B to Form 12b-25
                           Commission File No. 001-31792
                              Dated May 12, 2009


     As disclosed in our May 11, 2009 press release (which was filed as an exhibit to our Current Report on Form 8-K filed on May 11, 2009), the Company reported net income of $24.5 million in the quarter ended March 31, 2009, compared to a loss of $7.2 million in the same period of the prior year.

     Net realized investment losses in the first quarter of 2009 of $6.9 million (net of related amortization and taxes and the establishment of a valuation allowance for deferred tax assets related to such losses) included: (i) $85.1 million of net gains from the sales of investments; net of (ii) $92.0 million of other-than-temporary impairment losses recognized in earnings (including losses from sales of investments after the end of the quarter). Such net realized investment losses include a deferred tax valuation allowance of $2.4 million, as it is more likely than not that tax benefits related to investment losses recognized in the first quarter of 2009 will not be utilized to offset future taxable income. Net realized investment losses in the first quarter of 2008 of $27.8 million (net of related amortization and taxes) included $41.3 million of writedowns for securities we determined were subject to other-than-temporary declines in market values.